GAMIFY, Inc.

ASSESSMENT GAMING

A modern solution for concussion recovery



Of the 4M affected in the US:

750,000 youth to ER

- **33% report Post Concussion Syndrome**
- **Many more <u>unreported</u>**
- **Incidence of persistent PCS <u>unknown</u>**

(Zemek et al, JAMA 2016; Broglio et al JAlthT 2007, CDC, etc)

An estimated 3 - 8 % of participants in youth sports will suffer from a head injury this year.



Concussion is not a visible cut or broken bone, you can't simply "see" the damage.

There is a disconnect between diagnosis and recovery:

Doctors can't monitor recovery.

Parents don't know what to do.

An accessible solution in a mobile application

Innovations

Rewarding and motivating role-playing mobile game...

...designed for repeated testing...

...remotely monitors results in real time.

Market Opportunity


USA & CAN med and hi-risk activities (44M)
Other Risk Sports
5.0%
Lacrosse
1.7%
Basketball
20.7%
Track and Field
4.7%
Volleyball
4.4%
Baseball/Soft
21.1%
Football
13.7%
Soccer
15.6%
Hockey
3.9%
Cheer
2.1%
Gymnastics
5.3%
Wrestling
1.9%


N. American Target Userbase
Young adults
15.9%
Youth 13-17
32.2%
Non-Core
15.9%
Youth 6-9
15.4%
Youth 10-12
20.6%

Schools, universities, sports leagues and clubs

- Strategic focus on youth markets does not exclude active athletes over 18.
- There are a greater number of active individuals in the 13-17 age range that will benefit, as well as ages 6-12.
- Many of the non-core (less active in organized sports, low risk organized sports, and recreational activities) are also ideal customers.

Recurring Revenue

10% of N. American market

Subscription × Consumer + Clinical = $180M Annual



a)
b)
c)

Parallel needs drive demand for a common accessible solution


21 20
17 16
23 18
19 24
25 22

Next Steps

- Complete Pilot Study
- Clinical study and data collection

First round of funding goes toward:

- Clinical study and associated external costs
- Temp Staff: Statistician, grant writer, art and design
- Legal fees, and mandatory overhead


AGENT ONE

3 Year World Wide Release Strategy

Functional prototype

Today

Software Launch

Global Software Launch

2017 | 2018 | 2019 | 2020

Market Evaluation

Pilot Study and Beta

Begin cognitive clinical study

Phase I

Cognitive Assessment

Phase II

Wearable-tech integration

Phase III

Predictive outcomes assisted by machine-learning

Current round

($100K)

($400K)

($500K)

($1.5M)

Founding Team

CEO
Erik Boyer



WB Games
Batman Arkham Underworld
DnD Online
3X Entrepreneur

Brain Injury Specialist
Alex Taylor, Psy.D.



Harvard Medical School
Boston Childrens Hospital
MLS New England Revolution

Science Advisory Director
Katrina Boyer, Ph.D.



Assistant Professor of Psychology,
Harvard Medical School
Boston Childrens Hospital

Development Team Members

Software Architect
Ben Davis
Disruptor Beam
WB Games
PerkinElmer

Immersion Design
Ben Schneider
Daybreak Games
WB Games
Big Huge Games

Science Advisory and Product Development Mentors

Alexander Rotenberg, M.D., Ph.D
Director, Neuromodulation Program,
Associate Professor of Neurology,
Boston Children's Hospital and Harvard
Medical School

Prof. Keith Yeates, Ph.D.
Ronald and Irene Ward Chair in
Pediatric Brain Injury
Professor, Department of Psychology,
University of Calgary, Alberta

When we succeed...



The recommended cognitive assessment toolset for research and patient care

Played by millions of people worldwide (iOS/Android/FireOS)

The largest pool of centralized cognitive data